

Mail Stop 4561

February 4, 2016

Raul Mansueto
Chief Executive Officer
Infinity Distribution Inc.
1980 Festival Plaza Dr., Ste. 530
Las Vegas, NV 89135

> **Re:** **Infinity Distribution Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 4, 2016**
> **File No. 333-206478**

Dear Mr. Mansueto:

Our preliminary review of this amendment to your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we are unable to complete a review of this filing due to the absence of current financial statements. Please amend your registration statement to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary.

For this reason, we will not perform a detailed examination of this amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief
Office of Information Technologies
and Services

cc: Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook